Exhibit 99.1

IAMGOLD reports 274% increase in Indicated Resource at Côté Gold with updated mineral resource estimate

TSX: IMG    NYSE: IAG

TORONTO, Oct. 4, 2012 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") announced today an updated resource estimate in accordance with National Instrument 43-101 for its recently acquired Côté Gold Project, located halfway between Timmins and Sudbury in northern Ontario. The mineral resource estimate incorporates assay results from an additional 79 holes (44,856 metres) since the February 24, 2012 estimate announced by Trelawney Mining and Exploration Inc. ("Trelawney").

The new Côté Gold resource estimate consists of an Indicated Resource of 131 million tonnes averaging 0.84 grams of gold per tonne for 3.56 million ounces and an Inferred Resource of 165 million tonnes averaging 0.88 grams of gold per tonne for 4.66 million ounces. The updated resource estimate, based on a cut-off grade of 0.30 grams of gold per tonne, represents a 274% increase in Indicated Resources from the previous estimate as reported by Trelawney, also based on a cut-off grade of 0.30 grams of gold per tonne. The updated Côté Gold resource estimate benefited from both infill drilling that substantially upgraded the quality of the estimate through conversion of Inferred Resources to Indicated Resources as well as step-out drilling to expand the overall resource base compared to the prior resource.

Stephen Letwin, President and Chief Executive Officer of IAMGOLD, said, "The substantial increase in resource tonnes and ounces at Côté Gold further validates the confidence that we have had in this project all along.  Our belief that we had acquired a very promising deposit with the potential to add significant value to our portfolio of assets reflects months spent subjecting this project to rigorous due diligence. I applaud the hard work of our exploration team in achieving a seamless transition since the acquisition of the property in June and refocusing efforts on infill drilling.  With over 44% of the resource now in the Indicated category compared to 14% previously, we've come a long way in improving the quality of the mineral resources required to support detailed economic studies."

Commented Craig MacDougall, Senior Vice President Exploration: "Drilling continues at the site with the intent of converting a significant proportion of the remaining Inferred Resource to the Indicated category. With the delineation drilling program progressing so well, and completion expected early next year, our exploration team is now starting to broaden its focus towards additional exploration targets within our large land position."

The mineral resource estimate has been carried out by Roscoe Postle Associates Inc. ("RPA") and reported in accordance with National Instrument 43-101 requirements and CIM Estimation Best Practice Guidelines. The resource estimate was prepared by RPA Associate Principal Geologist Jamie Lavigne, P.Geo. with geostatistical input and verification provided by Mohan Srivastava, P.Geo. An updated NI 43-101 Technical Report will be posted on SEDAR at www.sedar.com on or before October 24, 2012.

A preliminary open pit optimization algorithm was run on the estimated grade block model to constrain the resource and to support the CIM requirement that Mineral Resources have reasonable prospects for economic extraction. The resource estimate assumes a long term gold price of US$1600/ounce. All production cost and technical parameters assumed for the new estimate are more conservative than parameters used for the prior resource estimate. Only mineralization contained within the preliminary pit shell has been included in the resource estimate.

The table below presents the mineral resource at the 0.30 grams of gold per tonne cut-off as well as at several additional cut-off grades for comparison purposes. The effective date of this resource estimate is October 4, 2012 and includes all validated drill results as at August 1, 2012.

CÔté GOLD PROJECT - MINERAL RESOURCE ESTIMATE October 4, 2012
Classification	Cut-off Grade g/t Au	Tonnes Millions	Grade g/t Au	Contained Au Millions of ounces
INDICATED	0.25	136	0.82	3.61
	0.30	131	0.84	3.56
	0.40	116	0.91	3.39
	0.50	97	1.00	3.12

INFERRED	0.25	172	0.85	4.73
	0.30	165	0.88	4.66
	0.40	144	0.96	4.43
	0.50	122	1.05	4.12

Notes:

1.	CIM Definition Standards were followed for Mineral Resources.
2.	Mineral Resources are reported on a 100% basis; IAMGOLD has a 92.5% average attributable ownership of this project.
3.	Mineral Resources are reported at a cut-off grade of 0.30 g/t Au assuming a gold price of US$1,600 per ounce and process recovery of 93.5%.
4.	Mineral Resources reported are constrained within a conceptual pit shell, generated using reasonable assumptions for economic and technical parameters.
5.	High assays are capped at 20 g/t Au.
6.	Bulk density ranges from 2.71 t/m3to 2.79 t/m3depending on rock type.
7.	Mineral Resources are not Mineral Reserves and do not yet have demonstrated economic viability, but are deemed to have a reasonable prospect of economic extraction.
8.	Numbers may not add due to rounding.

This mineral resource estimate includes drilling through August 1, 2012 and is based on assay results from a total of 208 diamond drill holes (110,722 metres). Since the completion of the February 24, 2012 estimate, which was based on 129 diamond drill holes (65,866 metres), a further 79 diamond drill holes (44,856 metres) were completed and validated as at August 1, 2012. Mineralized wireframes were interpreted and used to constrain grade interpolation by ordinary kriging with validation by inverse distance and change-of-support adjusted grade-tonnage curves.

Next Steps

•	Complete the 2012 infill drilling program.
•	Provide a resource update for Côté Gold based on all validated drill results on hand as at October 1, 2012 as part of the Company's annual year-end Mineral Reserves and Resources statement.
•	Target the commencement of a pre-feasibility study in the fourth quarter of 2012.

Gordon Stothart, Executive Vice President and Chief Operating Officer of IAMGOLD, stated, "Cote Gold is my idea of the perfect project as it's yet another opportunity to leverage the expertise of our in-house development and construction team. We have years of experience creating value by acquiring quality development projects and using our own engineering and construction professionals to build mines and bring them into production on time and on budget. When you've done that successfully in remote and challenging environments as this team has, you can certainly do it in northern Ontario with convenient access to well-established comprehensive infrastructure.  We plan to initiate a pre-feasibility study in the coming months and complete it in the second half of 2013, thereby enabling us to more fully understand and communicate the economic attractiveness of this project to convert these outstanding resource numbers into reserves."

IAMGOLD acquired a 92.5% beneficial interest in the Côté Gold deposit through its acquisition of Trelawney on June 21, 2012. The acquisition included interests in an extensive land holding totaling approximately 520 square kilometres surrounding the deposit.  Mineralization, which has been intersected over a strike length of 1,200 metres, a horizontal width of 100 to 300 metres and a depth extent of more than 500 metres, consists of low to moderate grade gold associated with weak disseminated sulphides hosted within a variably altered and brecciated intermediate to felsic intrusive complex.

Qualified Persons
The Côté Gold mineral resource estimate for the Côté Gold Project has been carried out by Jamie Lavigne, P.Geo., Associate Principal Geologist with RPA, an independent qualified person under NI 43-101, including the verification of the data disclosed, and the review and approval of the contents of this release. Marie-France Bugnon, P.Geo., General Manager, Exploration, Canada, for IAMGOLD, a Qualified Person under NI 43-101, has supervised the scientific or technical information for the property. Craig MacDougall, P.Geo., Senior Vice President, Exploration, for IAMGOLD, a Qualified Person under NI 43-101, has also reviewed and approved the contents of this release.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  IAMGOLD uses certain terms in this presentation, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

Forward Looking Statement
This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "outlook", "guidance", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation: changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, financing and interest rates; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business.  With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects.  Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals.  Development projects have no operating history upon which to base estimates of future cash flows.  The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics.  Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., which produces more than 4.5 million kilograms of niobium annually, and owns a rare earth element resource close to its niobium mine. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD's growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

SOURCE: IAMGOLD Corporation

%CIK: 0001203464

For further information:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952  Mobile: (416) 670 3815

Toll-free: 1-888-464-9999  info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

CO: IAMGOLD Corporation

CNW 23:24e 04-OCT-12